SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D−9
Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

REFCO PUBLIC COMMODITY POOL, L.P.
(Name of Subject Company)

REFCO PUBLIC COMMODITY POOL, L.P.
(Name of Person(s) Filing Statement)

CLASS 1 UNITS (INCLUDING CLASS 1-O UNITS) AND CLASS 2 UNITS OF LIMITED PARTNERSHIP
(Title of Class of Securities)

Unknown
(CUSIP Number of Class of Securities)

James M. Gallagher,
Sole Member,
MAA, LLC, Liquidating Trustee
c/o Richards, Layton & Finger, P.A.,
One Rodney Square, 920 North King Street,
Wilmington, DE 19801
Attn: Russell C. Silberglied
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the person(s) filing statement)

With copies to:

David E. Brown, Jr.
Alston & Bird LLP
The Atlantic Building
950 F Street, N.W.
Washington, DC 20004
(202) 756-3345

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

Name and Address. The name of the subject company is Refco Public Commodity Pool, L.P. f/k/a S&P Managed Futures Index Fund, LP (the “Fund”), a Delaware limited partnership.  The general partner of the Fund, prior to the general partner’s resignation, was RefcoFund Holdings, LLC (the “Former General Partner”).  On October 17, 2005, Refco, Inc., then the ultimate parent of the Former General Partner, filed for protection under the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.  Thereafter, the Fund entered proceedings in the Court of Chancery of the State of Delaware to appoint a liquidating trustee.  That case is captioned In re Refco Public Commodity Pool, L.P., CA No. 2451-VCS (the “Delaware Case”).  MAA, LLC is the court-appointed liquidating trustee (the “Liquidating Trustee”) and its address is c/o Richards, Layton & Finger, P.A., One Rodney Square, 920 North King Street, Wilmington, DE 19801, Attn: Russell C. Silberglied.  The sole member of the Liquidating Trustee is James M. Gallagher.  As set forth in the order in the Delaware Case appointing the Liquidating Trustee, the Liquidating Trustee has, among other things, been given the power to assume control of the Fund, and to take all steps and acts necessary and desirable for the liquidation and winding up of the Fund.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Class 1 units (including Class 1-O units) and Class 2 units (together, the “Units”) of the Fund.  As of June 25, 2010, the Fund believes that there were outstanding 21,771.8819 Class 1 Units, 12,747.7344 Class 1-O Units and 8,670.2595 Class 2 Units.

Item 2.  Identity and Background of Filing Person.

Name and Address. The Fund is the person filing this Statement. The Liquidating Trustee has been appointed in the Delaware Case to assume control of the Fund and to take all steps and acts necessary and desirable for the liquidation and winding up of the Fund, among other things.  The address and business telephone number of the Fund and the Liquidating Trustee is set forth in Item 1 of this Statement under the heading “Name and Address” and is incorporated herein by reference.

The Liquidating Trustee files quarterly interim reports with the Court of Chancery of the State of Delaware.  Copies of such material may be obtained from the Chief Register, Register in Chancery, P.O. Box 424, Georgetown, DE 19946 at prescribed rates.  Copies of each of the periodic reports of the Liquidating Trustee are included as Exhibit A to the Liquidating Trustee’s Letter to the unit holders filed as Exhibit (a)(5).

Tender Offer. This Statement relates to the offer (the “Offer”) by RCP TenderCo LLC, a Delaware limited liability company (“TenderCo” and, together with its affiliates Contrarian Funds, L.L.C., Contrarian Capital Management, L.L.C. and Jon Bauer, the “Purchasers”) to purchase for cash all outstanding Units, at a purchase price of $120.00 per Unit, pro-rated for fractional Units, net to the seller in cash (subject to applicable withholding taxes), without interest, on the terms and subject to the conditions set forth in TenderCo’s Offer to Purchase, dated June 21, 2010 (the “Offer to Purchase”), and the related Agreement to Transfer and Letter of Transmittal (the “Letter of Transmittal”).

The Offer expires at 5:00 p.m., New York City time, on July 20, 2010, unless extended (the “Expiration Date”).  The Purchasers filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) on June 21, 2010 (the “Schedule TO”).

The Purchasers’ principal executive office, as set forth in the Schedule TO, is RCP TenderCo LLC, c/o Contrarian Capital Management, L.L.C., 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830 and their business phone is (203) 862-8200.

With respect to all information described herein as contained in the Offer and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors, or actions or events with respect to any of them, neither the Liquidating Trustee nor the Fund take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth below, to the knowledge of the Fund or the Liquidating Trustee, as of the date hereof, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Fund or the Liquidating Trustee and (i) the Liquidating Trustee’s executive officers, directors, managers, members or affiliates or (ii) any of the Purchasers or their respective executive officers, directors or affiliates.

The Fund has limited liquidity.  Since the Liquidating Trustee’s appointment in 2006, the Liquidating Trustee has not been paid any fees.  The Liquidating Trustee will be paid once the Fund has sufficient liquid assets in accordance with the order appointing it in the Delaware Case.

The Purchaser has agreed to bear any expenses associated with the Fund’s filing, mailing and delivery of the Form of Liquidating Trustee’s Letter to Unit holders filed as Exhibit (a)(5) to this Statement and any accompanying exhibits.

Item 4. The Solicitation or Recommendation.

Liquidating Trustee’s Recommendation. Following receipt of the terms of the Offer, the Liquidating Trustee and its advisors reviewed and considered the Offer. Based on its review, the Liquidating Trustee, acting on behalf of the Fund, is neutral and neither supports nor opposes the Offer.  The Liquidating Trustee does not beneficially own any Units and, therefore, will not be participating in the Offer.

Reasons for Liquidating Trustee’s Position. Although the Liquidating Trustee is neutral with respect to the Offer, the Liquidating Trustee believes that Unit holders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:

The Liquidating Trustee is neutral and neither supports nor opposes the Offer, primarily because the Liquidating Trustee has no reliable indicator of the fair value of the units.  As discussed further below, the timing and amount of any distributions the Fund may receive in respect of its principal asset is unknown.  The Liquidating Trustee acknowledges that the Offer may be the first material opportunity for unit-holders to liquidate their holdings in the Fund since the Liquidating Trustee’s appointment in November 2006 and it may be a substantial period of time before unit-holders have another opportunity to liquidate their holdings in the Fund.  However, the Offer is at a price that is materially below the last calculated net asset value for the Fund.  Regardless of when the Fund’s principal asset is liquidated, the Liquidating Trustee believes that it is likely that the ultimate recovery will be less than the Fund’s last calculated net asset value; however, it is not possible at this time to determine the amount or timing of any recovery or to determine whether the present value of future distributions payable by the Fund to unit-holders may be more or less than the price being offered by the Offerors.  Also, the Liquidating Trustee is not aware of any recent purchases or sales of units that could indicate a fair market price for the units.  Accordingly, the Liquidating Trustee is unable to determine if the price offered by the Offerors is fair to unit-holders.

In addition to this Statement and the attached exhibits, the Liquidating Trustee encourages unit-holders to consult the website maintained by the JOLs for the SPhinX Group in deciding whether to accept the Offer.  The website is: www.sphinxfunds.com.

The Liquidating Trustee believes that the most material issues for unit-holders to assess in considering the Offer include the following:

●
The offer price of $120 per unit represents a price equal to approximately 15% of net asset value as of December 31, 2005, which is the last date as of which the Fund reported its net asset value.  According to the Fund’s records, which have not been audited since the Liquidating Trustee was appointed, the net asset values at December 31, 2005 of the Fund’s units were as follows:

Class 1 – $810.66 per Class 1 unit
Class 1-O – $807.12 per Class 1-O unit
Class 2 – $838.16 per Class 2 unit

The offer price of $120 per unit therefore represents a price of approximately 15% of the December 31, 2005 reported net asset values.

●
The Fund’s principal asset is its claims against and interests in SPhinX Managed Futures Fund, SPC (“SMFF”), which is in official liquidation in the Cayman Islands.  SMFF’s liquidation is being conducted together with the liquidation of certain affiliated entities collectively known as the “SPhinX Group.”  Kenneth Krys and Margot McGinnis of Krys & Associates in the Cayman Islands are the appointed joint official liquidators (the “JOLs”) for the SPhinX Group.  The JOLs maintain the www.sphinxfunds.com website referenced above.

●
Unit-holders’ recoveries in the Fund’s liquidation will depend on the Fund’s recoveries from the SMFF and the SPhinX Group liquidations.  Other than its claims against and interests in SMFF, the Fund has no other material assets.  As of the date of this Statement, the Liquidating Trustee holds approximately $65,000 in cash and believes that this cash is the only other asset of the Fund.  The claims of creditors against the Fund materially exceed the current cash held by the Fund.  These creditors are principally third party service providers, such as the Liquidating Trustee, legal counsel to the Fund, the Fund’s administrator, and others.  These creditors must be paid in full before the Liquidating Trustee will make distributions to unit-holders.

●
The SPhinX Group has substantial assets. In the JOLs’ most recent quarterly report, they reported that the SPhinX Group holds (as of March 31, 2010) approximately US$525 million in assets.  Substantially all of these assets are held in cash.  The allocation and distribution of these proceeds, however, has been significantly impacted by various issues arising in the SPhinX Group liquidation, as further described below.

●
The Fund’s recovery from SMFF will depend upon the outcome of a number of novel issues currently in litigation before the Grand Court of the Cayman Islands (“Grand Court”).  The current issues that the JOLs believe must be resolved in the SPhinX Group liquidations are set forth in Exhibit B to the Liquidating Trustee’s Letter to unit holders filed as Exhibit (a)(5) to this Statement.  These issues are collectively referred to as the “Liquidation Issues” in this Statement.  Although each of the Liquidation Issues may potentially affect distributions to the Fund, the Liquidating Trustee believes that the Liquidation Issues which will have the largest impact on the Fund’s recovery from SMFF are the following:

■
Whether the “S shares” which were issued to the Fund in late 2005 or early 2006 were validly issued.  The Fund sought to redeem its entire holdings in SMFF in late 2005.  Instead of honoring the redemption request in cash, SMFF issued “special situation shares” (also known as “S shares”) to the Fund (as well as others that sought to make redemptions as approximately the same time).  If the Grand Court determines that the S shares were validly issued, the Fund’s recovery may be limited to a subset of SMFF’s overall assets.  The JOLs have taken the position that they believe the S shares were not validly issued.

■
If the S shares were not validly issued, whether holders of S shares (such as the Fund) should be treated as redeemed creditors or non-redeeming investors.  The Liquidating Trustee understands that, under Cayman Islands law, investors who have issued a valid redemption request are treated as creditors of the liquidating company as at the following redemption day, entitled to be paid in full prior any distribution being made to investors.  There is a question in the SPhinX Group liquidation about whether, if the S shares were not validly issued, the holders of S shares should be treated as redeemed creditors (and therefore entitled to a priority over non-redeeming investors) or should be treated as non-redeeming investors (in which case the holders of S shares would be entitled to a ratable distribution with other non-redeeming investors, subject to there being assets remaining in the estate once all creditors have been paid).  The JOLs have taken the position that they believe holders of S shares (such as the Fund) should be treated as redeemed creditors.

■
Whether the assets and liabilities of SMFF should be consolidated with the assets and liabilities of other entities within the SPhinX Group.  The JOLs have reported that there was substantial commingling of the assets of the various entities that comprise the SPhinX Group, including SMFF.  This commingling presents an issue in the SPhinX Group liquidation regarding whether and to what extent the corporate separateness of various entities in the SPhinX Group should be disregarded and the claims and assets of one or more entities should be pooled.  The Liquidating Trustee believes that the Fund’s recoveries would be improved if the assets and liabilities of SMFF were pooled with one or more other entities in the SPhinX Group.  The JOLs have not publicly stated a position regarding whether they believe that pooling is appropriate.  The JOLs have indicated that they will release a report on this issue by August 15, 2010.

●
If the Liquidation Issues are not resolved by means of a compromise, the litigation of these issues will likely substantially delay any distribution being made from SMFF to the Fund.  While the SPhinX Group liquidations have been pending for approximately four years, litigation of the Liquidation Issues is presently just commencing.  Since shortly after the commencement of the SPhinX Group liquidations, a liquidation committee appointed in the liquidations has attempted to negotiate a global compromise of the Liquidation Issues to accelerate a distribution to creditors and investors such as the Fund.  While the liquidation committee was attempting to craft a compromise, none of the Liquidation Issues were being litigated.

●
The efforts by the liquidation committee to compromise and settle the Liquidation Issues have failed, litigation of the Liquidation Issues has recently commenced, and there may not be a further effort to compromise and settle the Liquidation Issues without litigation.  The compromise and settlement that the liquidation committee proposed in draft form was unacceptable to many parties who, due to the nature or size of their interest, held a blocking position regarding any compromise.  Because these blocking parties indicated that they would vote against the proposed compromise, the proposed compromise was abandoned.  The Liquidating Trustee understands that one of the blocking parties that indicated that it would vote against the proposed compromise is an affiliate of the Offerors.

●
The Offerors are affiliates of entities that hold substantial interests in the SPhinX Group and the Liquidating Trustee understands that these affiliates intend to take an active role in litigation of the Liquidation Issues.  The Liquidating Trustee understands that affiliates of the Offerors have purchased significant direct and indirect interests in the SPhinX Group and have sought to be appointed as “representative parties” for broader constituencies, including holders of S shares.  Based upon current knowledge, the Liquidating Trustee believes that if the affiliates of the Offerors are successful in their litigation of the Liquidation Issues, the recovery to the Fund may be enhanced.

●
The Fund has not and does not intend to become actively involved in litigation of the Liquidation Issues at this time.  In light of the Fund’s limited liquid assets, the Liquidating Trustee has determined at this time not to become actively engaged in litigation of the Liquidation Issues.  While the Liquidating Trustee believes that the Fund’s interests are currently being adequately represented by other parties (including affiliates of the Offerors), it is possible that the Liquidating Trustee’s determination not to become actively involved in litigation of the Liquidation Issues may harm the Fund’s distribution from SMFF.

●
In addition to litigation of the Liquidation Issues, there is other litigation that the JOLs have commenced that may delay a distribution from SMFF.  The JOLs have commenced litigation in the United States against various parties whom the JOLs assert acted in a legally actionable fashion against the SPhinX Group.  Detailed descriptions of this litigation may be found on the www.sphinxfunds.com website.  It is possible that the JOLs may delay making a distribution of assets until that litigation is fully resolved.

●
The Fund itself may be a target of litigation by the JOLs.  The JOLs have informally asserted claims against the Fund for redemptions that the Fund made from SMFF between September and December 2005.  The JOLs have asserted that these redemptions may be avoided as fraudulent conveyances under New York law.  The total asserted amount of the JOLs’ claim against the Fund is approximately $12.5 million.  The Liquidating Trustee believes that this asserted claim is without merit and currently intends to contest the claim if it is brought.  If the Liquidating Trustee’s assessment of the claim asserted by the JOLs is incorrect and the JOLs succeed in litigation against the Fund, the JOLs may seek to offset their claim against distributions that would otherwise be owed to the Fund by SMFF.  This would materially impair the Fund’s total recovery from SMFF.

●
The Fund depends on third party service providers to conduct the Fund’s liquidation and the Fund is delinquent in its obligations to certain of these service providers, including the Liquidating Trustee.  The Fund has limited liquid resources and the Liquidating Trustee has sought to conserve these resources.  Among other things, the Liquidating Trustee has not been paid any of its fees since its appointment in November 2006.  Additionally, the Fund is delinquent in payments to its principal outside counsel and others and does not anticipate that it will be able to pay these arrearages until it receives a distribution from SMFF.  While the Liquidating Trustee believes that these parties will continue to provide services to the Fund, there is no assurance that they will do so.  If the Fund is left without one or more of its service providers, its ability to maximize its distribution from SMFF may be impaired.

The Liquidating Trustee is neutral with respect to the Offer and neither supports nor opposes it.  The Liquidating Trustee believes that there are realistic scenarios in which its distribution from SMFF will either be greater than or less than the price presented by the Offerors.  Additionally, the Liquidating Trustee believes that there will be a substantial period of time before the Fund receives any distribution from SMFF.

The Liquidating Trustee encourages unit-holders to review this Statement and the attached exhibits and consult with their legal and financial professionals before determining whether to accept or reject the Offer.  Unit-holders are also urged to carefully read all the materials sent to them by the Offerors, and to make their own decisions as to whether or not to tender or refrain from tendering units in light of their unique circumstances, including their investment objectives, financial circumstances, other financial opportunities available to them, tolerance for risk, need for liquidity and views as to the prospects for a distribution from the Fund.  Under any circumstances, unit-holders should be aware that a sale of units may have tax consequences that could be adverse.  Please consult with your tax advisor about the impact of a sale of units.

 Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Liquidating Trustee, neither the Fund nor it nor any person acting on their behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on their behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Neither the Fund nor the Liquidating Trustee has engaged in any transaction in the Units during the past 60 days and neither the Fund nor the Liquidating Trustee is aware of any transactions in the Units by their respective executive officers, directors, members, affiliates or subsidiaries during the past 60 days.  The Units are not listed or traded on any securities exchange, and there is no public market for the Units. To the knowledge of the Liquidating Trustee, there have been no transfers of Units in the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as otherwise described herein, no negotiations are being undertaken and no discussions are under way by the Fund or the Liquidating Trustee in response to the Offer relating to: (1) a tender offer or other acquisition of the Units; or (2) (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any subsidiary of the Fund (other than the Fund’s current Delaware Case discussed above); (b) a purchase, sale or transfer of a material amount of assets by the Fund or any subsidiary of the Fund; or (3) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Fund. In addition, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the items referred to above.

Item 8. Additional Information.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by the Fund and the Liquidating Trustee in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although the Fund and the Liquidating Trustee believe that the expectations reflected in such forward-looking statements are reasonable, they cannot give any assurances that these expectations will ultimately prove to be correct.

Item 9. Exhibits.

The following exhibits are filed herewith or incorporated by reference herein:

(a)(1)(i)	Offer to Purchase, dated June 21, 2010 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Purchasers with the SEC on June 21, 2010)

(a)(1)(ii)	Agreement to Transfer and Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by Purchasers with the SEC on June 21, 2010)

(a)(5)	Form of Liquidating Trustee’s Letter to Unit holders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REFCO PUBLIC COMMODITY POOL, L.P By: MAA, LLC, as liquidating trustee
By:	/s/ James M. Gallagher, Sole Member
Name: James M. Gallagher Title: Sole Member of MAA, LLC, the Liquidating Trustee

Date:	July 2, 2010

INDEX TO EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein:

(a)(1)(i)	Offer to Purchase, dated June 21, 2010 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Purchasers with the SEC on June 21, 2010)

(a)(1)(ii)	Agreement to Transfer and Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by Purchasers with the SEC on June 21, 2010)

(a)(5)	Form of Liquidating Trustee’s Letter to Unit holders